PROSPECTUS SUPPLEMENT

DATED OCTOBER 8, 2025

FOR

THE GUARDIAN CXC VARIABLE ANNUITY

Issued by

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

The following supplemental information should be read in conjunction with the Prospectus and Statement of Additional Information dated May 1, 2007, for The Guardian CXC Variable Annuity, a variable annuity contract issued through The Guardian Separate Account F.

The information below is added to APPENDIX B: INVESTMENT OPTION RESTRICTIONS in your prospectus, as amended.

FUNDS AVAILABLE UNDER THE GMWB III RIDER

Effective November 17, 2025, the following models are available to you for investment:

Fund Name	2025 Growth & Income	2025 Growth & Income II 20/20	2025 Growth & Income II 30/10	2025 Growth Blend
Fidelity VIP Investment Grade Bond Portfolio (Service Class 2)		20%	10%
Guardian All Cap Core VIP Fund	30%	10%	10%
Guardian Core Fixed Income VIP Fund	40%	20%	30%	40%
Guardian Equity Income VIP Fund	30%	35%	35%	10%
Guardian Integrated Research VIP Fund		15%	15%	20%
Invesco V.I. American Franchise Fund Class II				30%

As always, the availability of any investment option or model is subject to change. See your prospectus for more information concerning the addition, deletion or substitution of investments.

You may make changes to your investment allocations by submitting your written, electronic or telephone instructions in Good Order by mail to Talcott Resolution -- Annuity Service Operations, Administrator for your Guardian Annuity Contract, P.O. Box 14293, Lexington, KY 40512-4293 (regular mail) or Talcott Resolution -- Annuity Service Operations, Administrator for your Guardian Annuity Contract, 6716 Grade Ln., Building 9, Suite 910, Louisville, KY 40213 (overnight mail), or by calling 1-800-830 4147.

Except as set forth herein, all other provisions of the prospectuses noted above, as previously supplemented, shall remain unchanged.

This Prospectus Supplement must be preceded or accompanied by the most recent

Prospectus available and should be retained with the Prospectus for future reference.